FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release Common	Brussels, June 22nd 2005

Electrabel and SUEZ regroup their participation in Acea

Electrabel and Suez have decided to put their Acea participation into Electrabel Italia SpA, a 100% subsidiary of Electrabel. Due to these operations Electrabel Italia SpA now holds a 3.38% stake in Acea, a major player on the Italian electricity and water market.

Therefore a declaration of transparency was remitted today 22 June 2005 to the Commissione Nazionale per le Società e la Borsa.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of € 40.7 billion in 2004, 89% of which were generated in Europe and in North America. Paris is an official sponsor of Paris 2012.

Electrabel, a European supplier of all-in, tailor-made energy solutions

Electrabel is one of Europe’s front-ranking energy companies and leader in the Benelux. It seizes the opportunity of the electricity and natural gas market deregulation to achieve sustainable growth in Europe while keeping to strict criteria of profitability.

The company develops its range of energy products and services by exploiting the synergies between electricity and natural gas. It offers a tailor-made solution for each customer, characterised by quality and close support, acting through marketing subsidiaries and partnerships with local operators.

The company manages a diversified range of generating facilities totalling more than 28,200 MW, and carries out trading on all the energy markets. In Belgium it operates the electricity and natural gas networks on behalf of distribution system operators.

Electrabel is part of SUEZ, an international industrial and services group that is active in energy and the environnement.

SUEZ Press Contact :	SUEZ Investor Relations :
Antoine Lenoir +33 1 40 06 66 50 antoine.lenoir@suez.com	Arnaud Erbin +33 1 40 06 64 89 arnaud.erbin@suez.com
Bertrand Haas +33 1 40 06 66 09 bertrand.haas@suez.com
Electrabel Press Contact : Lut Vande Velde +32 2 518 63 47 lut.vandevelde@electrabel.com	Electrabel Investor Relations : Koen Rademaekers +32 2 518 65 90 koen.rademaekers@electrabel.com
Jan Van Brabant +32 2 518 65 99 jan.vanbrabant@electrabel.com

This press release is also available on internet : http://www.suez.com - www.electrabel.com

1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary